Exhibit 5.2

[Letterhead of Sullivan & Cromwell LLP]

November 2, 2015

Royal Bank of Canada

Royal Bank Plaza

200 Bay Street

Toronto, ON M5J2J5.

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of $[•] of deferred compensation obligations (the “Obligations”) under the 2000 City National Bank Executive Deferred Compensation Plan (amended and restated for plan years 2004/05 and later) and the 2000 City National Bank Director Deferred Compensation Plan (amended and restated for plan years 2005 and later) (each of which we refer to as a “Plan” and collectively, the “Plans”), we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, we advise you that, in our opinion, when the registration statement relating to the Obligations (the “Registration Statement”) has become effective under the Act, and the Obligations have been duly issued as contemplated by the Registration Statement and the respective Plans, the Obligations will constitute valid and legally binding obligations of the Royal Bank of Canada (the “Bank”), subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of California, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. For the purposes of our opinion, we have assumed that:

(i)	the Bank validly exists as a Schedule I bank under the Bank Act (Canada);
(ii)	the Bank has the power to perform the Obligations;
(iii)	the assumption by the Bank of the Obligations pursuant to the Assumption Agreement, dated November 1, 2015, by and between the Bank and RBC USA Holdco Corporation (the “Assumption Agreement”) has been duly authorized by the Bank, and the performance of the Obligations by the Bank will not contravene any existing provision of applicable Canadian law or result in a breach of the Bank Act (Canada) or the Bank’s by-laws; and
(iv)	in any proceeding in a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) for the enforcement of the Obligations, an Ontario Court would apply the laws of California (“California Law”), in accordance with the parties’ choice of California Law in the Assumption Agreement and the Plans, to all issues which under the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario (“Ontario Law”) are to be determined in accordance with the chosen law of the contract.

With respect to matters of Ontario Law or the federal laws of Canada, we note that you are being provided with the opinion, dated November 2, 2015, of Osler, Hoskin & Harcourt LLP, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Osler, Hoskin & Harcourt LLP.

Also, we have relied as to certain factual matters on information obtained from public officials, officers of the Bank and other sources believed by us to be responsible.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP